UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

October 2003

TOTAL S.A.

(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-s(b): 82-_____________.)

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1: TOTAL FILES ARBITRATION CLAIM
EXHIBIT 99.2: NIGERIA--SIGNIFICANT EXTENSION
EXHIBIT 99.3: UK NORTH SEA

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: November 4th, 2003	By:	/s/ Charles Paris de Bollardière Name: Charles PARIS de BOLLARDIERE Title: Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1: Total files arbitration claim against SCH (October 13, 2003)

•	EXHIBIT 99.2: Nigeria: Significant Extension of Usan Discovery (October 14, 2003)

•	EXHIBIT 99.3: UK North Sea : Start-up of Nuggets N4 (October 14, 2003)